Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

July 22, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:	Cenveo, Inc. Amendment No. 1 to Form S-4 Filed July 10, 2009 by Cenveo, Inc. File No. 333-159515

Ladies and Gentlemen:

On behalf of our client, Cenveo, Inc. (“Cenveo”), set forth below is a response to comment #14 in the letter dated July 17, 2009 from John Reynolds to Robert G. Burton, Sr. regarding the above-captioned registration statement/prospectus filed by Cenveo under the Securities Act of 1933, as amended.  For your reference, we have reproduced comment #14 in italics.  As discussed, we will provide under separate cover responses to the other comments in the letter dated July 17, 2009.

Tax Consequences of the Merger, page 64

14.           We note your response to comment 24 of our letter dated June 25, 2009, which states that there are “facts that will not be known prior to the closing of the transaction” upon which the tax opinion is dependent.  This disclosure is unclear.  Please tell us the specific facts and/or uncertainties that prevent counsel from providing a definitive opinion.

As described in the prospectus, the intention of the parties to the merger agreement is to effect the merger as a reverse subsidiary merger if Nashua’s counsel is able to render an opinion at the closing to the effect that the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.  In order to render such an opinion, Nashua’s counsel will have to receive customary representations and certifications from Nashua and Cenveo at the closing relating to, among other things, Cenveo’s intention to continue to operate Nashua’s business.  In addition, qualification of a reverse subsidiary merger as a reorganization would require that at least 80% of the merger consideration (based upon fair market value at the time of the closing) consist of Cenveo stock.  Although failure to meet this condition would require a substantial decline in the trading price of Cenveo’s common stock from its current trading price and the parties believe that this is unlikely to occur, this condition is beyond the control of the parties.

If Nashua’s counsel is unable to give an opinion to the effect that a reverse subsidiary merger will qualify as a  reorganization, pursuant to the merger agreement and as described in the prospectus, the transaction will be effected as a forward subsidiary merger provided that counsel for both parties are able to issue opinions at the closing as to qualification of the transaction as a reorganization (which requires a lower threshold of stock consideration than does a reverse subsidiary merger).  In order to render such an opinion, Nashua and Cenveo’s counsel will have to receive customary representations and certifications from Nashua and Cenveo at the closing relating to, among other things, Cenveo’s intention to continue to operate Nashua’s business.   In addition, pursuant to Section 6.2(e)(iii) of the merger agreement and as described in the prospectus the merger will proceed as a forward subsidiary merger,  only if  a “reportable event” (as defined in ERISA) has not occurred with respect to any Nashua employee benefit plan prior to the closing of the merger nor will occur as a result of the merger.

Finally, if Nashua’s counsel is unable to issue  an opinion as to qualification of a reverse subsidiary merger as a reorganization, and the conditions to a forward subsidiary merger are not met, then pursuant to the merger agreement and as described in the prospectus, the merger will be effected as a taxable reverse subsidiary merger.

Although Cenveo and Nashua believe that the likeliest outcome is that the transaction will be effected as a  reverse subsidiary merger that qualifies as a reorganization, Cenveo and Nashua believe that the prospectus is clear as to the possibility that the transaction might be effected in a manner that is taxable to the Nashua shareholders and the fact that the merger agreement provides for, and the parties to the agreement are willing to have, the merger proceed on that basis.

* * * * *

Please call Charles A. Samuelson at (212) 837-6454 or Andy Braiterman at (212) 837-6315 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

/s/ Kristy A. Chattaway
Kristy A. Chattaway

Enclosure
cc:           Cenveo, Inc.
Nashua Corporation
Kenneth A. Lefkowitz
Andrew H. Braiterman
Charles A. Samuelson
Philip P. Rossetti
Kim Wethly
Jeffrey A. Hermanson